Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp IX (File No. 001-42041)

On December 30, 2025, Plus Automation, Inc. and Churchill Capital Corp IX issued the below press release announcing the filing of Amendment No. 2 to their joint Registration Statement on Form S-4.

PlusAI and Churchill Capital Corp IX Announce Amended No 2 Filing of Registration Statement on Form S-4 in Connection with Proposed Business Combination

FOR IMMEDIATE RELEASE

SANTA CLARA, CA & NEW YORK | December 30, 2025 | PlusAI, a leader in AI software for autonomous trucks, and Churchill Capital Corp IX (NASDAQ: CCIX), a publicly traded special purpose acquisition company, today announced an amended filing with the U.S. Securities and Exchange Commission of their joint registration statement on Form S-4 (the “Registration Statement”) in connection with the proposed business combination. The Registration Statement includes a preliminary proxy statement/prospectus and has not yet been declared effective. The information contained therein is subject to change. The filing follows the first amendment of a draft registration statement on December 5, 2025, and represents a step in the process toward completion of the previously disclosed proposed business combination between PlusAI and Churchill Capital Corp IX (“Churchill IX”).

PlusAI is a differentiated leader in autonomous trucking software, built from the ground up as an AI-native virtual driver company. Founded in Silicon Valley in 2016, PlusAI has replaced traditional hand-coded autonomy stacks with advanced AI models trained on more than six million miles of real-world operations across the U.S., Europe, and Asia. This dataset, combined with proprietary foundation models and a highly optimized in-vehicle neural architecture, enables SuperDrive™ to generalize across routes, geographies, and vehicle platforms. Designed specifically for commercial on-highway heavy-duty trucking, the system combines advanced perception, prediction, and planning intelligence with multilayered safety and redundancy tailored to support reliable, commercial-scale Level 4 operation. PlusAI is partnering with leading global truck OEMs including TRATON GROUP (International, Scania, and MAN), Hyundai, and IVECO to provide a uniquely scalable model to drive large scale adoption of autonomous trucks by fleet operators.

Since announcing the proposed business combination with Churchill IX, PlusAI has continued to advance its autonomy programs and lay the foundation for the planned 2027 commercial launch of SuperDrive™-enabled factory-built autonomous trucks:

•

Customer Fleet Trials Launched in Texas: International Trucks and PlusAI initiated customer fleet trials along the I-35 corridor between Laredo and Dallas, deploying next-generation tractors equipped with factory-installed sensors, onboard compute, and the latest release of PlusAI’s SuperDrive™ autonomous driving software.

•

World-First Precision Bike Jump with Driverless Trucks: Scania and PlusAI partnered with Red Bull on a globally recognized first-of-its-kind precision autonomy demonstration. Two autonomous Scania trucks, powered by SuperDrive™, executed perfectly synchronized maneuvers to create a split-second jump window for Red Bull athlete Matt Jones. The demonstration highlighted the exceptional precision, timing, and control of TRATON’s autonomous platform under highly dynamic conditions.

•

Material Progress in Autonomous Performance Metrics: PlusAI announced significant advancement in SuperDrive™ commercial readiness, reporting Safety Case Readiness (SCR) of 86% for the first half of 2025, up from 75% in the second half of 2024, reflecting continued improvement across core safety and system-maturity benchmarks.

•

NVIDIA-Powered Level 4 Development Collaboration: International and PlusAI are accelerating Level 4 autonomy development leveraging the NVIDIA DRIVE AGX Hyperion platform, which provides the high-performance compute, sensor processing, and system architecture required for scalable, production-grade autonomous trucking.

•

Driverless Safety Maneuver Validation: PlusAI successfully completed a series of driverless safety-maneuver validation tests using International trucks equipped with SuperDrive™, demonstrating autonomous fallback procedures, emergency responses, and complex edge-case handling with no driver in the cab and no remote intervention.

Upon closing, the combined company will operate as “PlusAI” and is expected to be listed on Nasdaq under the ticker symbol “PLS.” The business combination remains subject to approval by Churchill IX shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions. The business combination is expected to close in Q1 of 2026.

About PlusAI

PlusAI is an artificial intelligence company pioneering AI-based virtual driver software for factory-built autonomous trucks. Headquartered in Silicon Valley with operations in the United States and Europe, PlusAI was named by Fast Company as one of the World’s Most Innovative Companies. Partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, Bosch, and DSV are working with PlusAI to accelerate the deployment of next-generation autonomous trucks. PlusAI announced in June 2025 that it plans to go public via a merger with Churchill Capital Corp IX (NASDAQ: CCIX). For more information, visit www.plus.ai or follow PlusAI on LinkedIn and YouTube.

About Churchill Capital Corp IX

Churchill IX is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill IX for their consideration. Churchill IX has filed a registration statement on Form S-4 with the SEC, which includes and will include a preliminary proxy statement/prospectus and definitive proxy statement/prospectus, respectively, to be distributed to Churchill IX’s shareholders in connection with Churchill IX’s solicitation of proxies for the vote by Churchill IX’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PlusAI stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to PlusAI stockholders and Churchill IX shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill IX shareholders, PlusAI stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, PlusAI and the proposed transaction. Shareholders may obtain a copy of the preliminary proxy statement/prospectus, and the definitive proxy statement statement/prospectus once available, as well as other documents filed by Churchill IX with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: expectations regarding the completion of the business combination between PlusAI and Churchill IX; estimates of customer adoption rates and usage patterns; projections regarding the value and capabilities of autonomous driving solutions; projections of development and commercialization timelines; expectations regarding PlusAI’s ability to execute its business model; expectations regarding safety and system maturity of SuperDrive; PlusAI’s deployment of virtual driver software; PlusAI’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for PlusAI to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of PlusAI and Churchill IX.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PlusAI is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PlusAI’s historical net losses and limited operating history; PlusAI’s expectations regarding future financial performance, capital requirements and unit economics; PlusAI’s use and reporting of business and operational metrics; PlusAI’s competitive landscape; PlusAI’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of PlusAI’s business plans and the potential need for additional future financing; PlusAI’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PlusAI’s reliance on strategic partners and other third parties; PlusAI’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against PlusAI or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PlusAI, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of PlusAI’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While PlusAI and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill IX, PlusAI and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investors Contact

Derrick Nueman

ir@plus.ai

Media Contact

Lauren Kwan

pr@plus.ai